Exhibit 99.1

Obsidian Energy Provides Operational Update with Increased Production Guidance, and

Additional Wells to Be Drilled in 2021

• Production guidance increased to 24,300 – 24,500 boe/d

• Accelerated three wells from our 2022 program into 2021, remaining within our capital guidance

• Stephen Loukas employment contract extended to December 31, 2022

CALGARY, October 27, 2021 - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an update on our continued strong second half development program with two drilling rigs active in our Cardium asset, acceleration of three drills from our 2022 program into 2021, and an increase to our 2021 production guidance. In addition, we expect third quarter production to average approximately 24,150 boe/d based on preliminary estimates.

“With ten new wells on production from late September to the end of October, we are well on our way to achieving our strategic objective of restoring our production to pre-COVID levels by the end of 2021,” commented Stephen Loukas, Obsidian Energy’s Interim President and CEO. “This significant number of new wells added to our program in the second half of 2021 displays our team’s ability to quickly scale our program and access our deep and diverse inventory across our land base with improved commodity prices.”

We have increased our full-year 2021 production guidance to between 24,300 and 24,500 boe/d due to strong results from our development program and continued outperformance of our base production. Continuing strong commodity prices combined with our drilling performance has allowed the Company to accelerate its development program with the addition of three 2022 Cardium development wells into December 2021. The early start to our 2022 program allows for continuous and cost-efficient drilling through late 2021 into 2022. With these wells, we anticipate capital spending to be at the upper end of our guidance range.

2021 DEVELOPMENT PROGRAM UPDATE

We are on track to successfully drill our second half development program, including the addition of the three wells (2.8 net) in December, which will be brought on production early in 2022. Accelerating the drilling of these three wells into 2021 will allow our activity to continue uninterrupted into 2022, securing access to the drilling rigs and minimizing mobilization costs. As a result of this additional late year activity, 12 wells (9.8 net) are expected to come on stream in early 2022. Updates to our recent drilling results and planned activity are as follows:

•

Willesden Green: Since the beginning of our second-half program, we have rig-released eight Cardium wells (8.0 net) and, in order to capitalize on strong AECO natural gas pricing, one liquids-rich Spirit River gas well (1.0 net). Five of the eight Cardium wells along with the Spirit River well are now on production. After cleanup, these five Cardium wells averaged 400 boe/d (81 percent light oil) over their first ten days of production. The Spirit River well flowed at an average rate of 937 boe/d (including 168 bbl/d field condensate) for its first ten days. This rate increased to 1,144 boe/d (including 212 bbl/d field condensate) upon removal of its downhole choke on its twelfth producing day.

The ninth Cardium drill in this program is the final of four wells at the Faraway 6-22 Pad. This pad is expected to be fractured and on stream by the end of 2021. Drilling will continue through December with two gross/net additional wells at our Faraway 4-17 Pad, which are expected to be brought on production in late January 2022, and one accelerated 2022 well in Crimson Lake.

•

Pembina: We rig-released four gross Cardium wells (3.6 net) as part of our second half program, with the first three 7-17 Pad wells now on production. The first well produced at 256 boe/d (80 percent light oil) over the past six days after a brief cleanup period. The other two wells are not yet producing at their capability due to minor pump issues; updated production results will be provided as part of our third quarter release as the wells continue cleanup. Additionally, we drilled and completed two low-cost vertical wells as part of a focused opportunity that leverages our knowledge of deeper formations. Both wells are on production: the first well averaged 326 boe/d (96 percent light oil) over its first ten days of production; and the second well produced 206 boe/d (94 percent light oil) on its third day and is improving as cleanup continues. The four remaining Cardium wells from the 2021 program are expected to be completed and brought on production in January 2022. In December 2021, we will begin the drilling of two wells from our 2022 development program.

ALBERTA SITE REHABILITATION PROGRAM

The additional $6.9 million of Alberta Site Rehabilitation Program (“ASRP”) support we received through Periods 7 and 8 allocations brings total support from the ASRP to over $35 million of grants and allocations. Total grant support will be determined by final project costs. To date, nearly $12 million of grants and allocations have been successfully invested on decommissioning activities.

In the third quarter of 2021, we abandoned 80 wells and 27 km of pipelines (net), and we remain on pace to decommission a total of approximately 600 net wells and 700 net km of pipelines during 2021 and 2022.

2021 UPDATED GUIDANCE

With solid results from our base production and our 2021 development program to date, we are revising our 2021 production guidance. Additionally, we have added three incremental gross drills (2.8 net) in late 2021, representing an acceleration of our 2022 program to deliver continuous and cost-efficient drilling into next year. In aggregate, we believe our capital spending will be near the upper range of our guidance. Production performance to date, combined with our fourth quarter capital plan and higher commodity prices contribute to the increase in our forecasted production and funds flow from operations. Our current and previous full year guidance 2021 is presented below:

		2021E (Guidance –July 29, 2021)		2021E (Revised Guidance)
Production [1]	boe/d	24,000 - 24,400		24,300 - 24,500
Net Operating Costs[2]	$/boe	$12.80 - $13.20		$12.95 - $13.15
General & Administrative	$/boe	$1.65 - $1.85		$1.70 - $1.80
Capital Expenditures[3]	$ millions	$133 - $138		$136 - $138
Decommissioning Expenditures[4]	$ millions	$8		$8
Based on midpoint of above guidance
Funds Flow from Operations[2,5]	$ millions	$180 - $200	[5,6]	$220 - $225	[6,7]
Funds Flow from Operations[2,5]	per share	$2.37 - $2.67	[5,6]	$2.95 - $3.00	[6,7]
Free Cash Flow [2,5]	$ millions	$35 - $55	[5,6]	$75 - $80	[6,7]
Pricing assumptions
WTI Range	US$/bbl	$60.00 - $70.00		$75.00 - $80.00
AECO	C/mcf	$3.19		$3.82	[8]
Foreign Exchange	CAD/USD	$1.25		$1.25

(1)	Mid-point of guidance range: 10,650 bbl/d light oil, 2,650 bbl/d heavy oil, 2,200 bbl/d NGLs and 53.4 mmcf/d natural gas.

(2)	See “Non-GAAP Measures’ below.

(3)	Capital expenditures exclude acquisitions.

(4)	Decommissioning expenditures do not include grants and allocations to be utilized by the Company under the ASRP.

(5)

Includes approximately $15 million of estimated charges for full year 2021 related to the deferred share units, performance share units and non-treasury incentive plan cash compensation amounts which are based on the Company’s closing share price on September 30, 2021 of $4.51 per share. The charge is primarily due to the Company’s increased share price in 2021 compared to the closing price on December 31, 2020 of $0.87 per share.

(6)	Includes actual WTI and natural gas prices for the first half of 2021. Risk management (hedging) adjustments incorporated into 2021 guidance as at July 28, 2021.

(7)

Includes actual WTI and natural gas prices for the first nine months of 2021. Pricing assumptions outlined are forecasted for the fourth quarter of 2021. Risk management (hedging) adjustments incorporated into 2021 guidance as at October 26, 2021.

(8)	Includes actual AECO prices for the first nine months of 2021 and AECO forward strip pricing as of October 26, 2021.

HEDGING UPDATE

The Company has the following financial oil and gas contracts in place on a weighted average basis:

Term	Notional Volume	Pricing (CAD)
Oil - WTI
October 2021	7,750 bbl/d	$92.59/bbl
November 2021	6,250 bbl/d	$100.26/bbl
December 2021	500 bbl/d	$100.00/bbl
Natural Gas - AECO
October 2021	23,695 mcf/d	$2.70/mcf
November 2021 – March 2022	25,951 mcf/d	$4.63/mcf

Additionally, the Company has the following physical contracts in place:

	Notional Volume	Term	Pricing (CAD)
Heavy Oil Differential[1] – USD
	550 bbl/d	Jul – Dec 2021	US$	26.00/bbl

(1)	Hedged on a USD basis and inclusive of WCS differential, quality, and transportation charges.

INTERIM PRESIDENT AND CEO EXTENTION

The Company is also pleased to announce that is has also extended Stephen Loukas’s employment contract as Interim President and CEO to December 31, 2022, subject to the option to terminate, if mutually agreeable to both parties, on July 1, 2022.

“We are pleased to extend Stephen’s contract through this phase of the Company’s evolution,” said Gordon Ritchie, Chair of the Obsidian Energy Board of Directors. “Steve and the entire Obsidian Energy team have done an exceptional job to transform the Company, addressing the challenges and opportunities over the last number of years. We’re extremely pleased to have Steve guiding the future direction of Obsidian Energy.”

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value. Boe/d means barrels of oil equivalent per day.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long term performance or of ultimate recovery. Readers are cautioned that short term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered to be preliminary until such analysis or interpretation has been completed.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	Barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select
WTI	West Texas Intermediate

NON-GAAP MEASURES

Included in this press release are references to terms “Funds Flow from Operations”, “Free Cash Flow” and “Net Operating Costs”, which do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable with the calculation of similar measures by other companies. These non-GAAP measures are described and defined in the management’s discussion and analysis dated July 29, 2021 for the three and six months ended June 30, 2021 (the “Interim MD&A”), as summarized below. See the Interim MD&A for additional information including rationale for use of such measure and reconciliations to the nearest IFRS measure, as applicable.

“Funds Flow from Operations” is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs.

“Free Cash Flow” is calculated as funds flow from operations less both capital and decommissioning expenditures.

“Net Operating Costs” are calculated by deducting processing income and road use recoveries from operating costs and is used to assess the Company’s cost position.

FUTURE-ORIENTED FINANCIAL INFORMATION

This news release contains future-oriented financial information (“FOFI”) and financial outlook information relating to the Company’s prospective results of operations, operating costs, expenditures, production, Funds Flow from Operations, Free Cash Flow and Net Operating Costs, which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth below under “Forward-Looking Statements”. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, such FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included this FOFI in order to provide readers with a more complete perspective on the Company’s business as of the date hereof and such information may not be appropriate for other purposes.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Please note that initial production and/or peak rates are not necessarily indicative of long-term performance or ultimate recovery. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expectation for third quarter production levels, development program, on production and on stream dates, and capital spending; expected benefits from accelerating certain drilling activities; where we anticipate capital spending to be in connection with our guidance range; when we expect to update production results; how we plan to use our ASRP funding and timing for certain projects; our hedges; our 2021 updated guidance including production, net operating expenses, general & administrative expenses, capital expenses, decommissioning expenditures, fund flow from operations, funds flow from operations per shares, free cash flow; and the contract extension to our Interim President and CEO.

With respect to forward-looking statements and FOFI contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements and FOFI contained in this document, and the assumptions on which such forward-looking statements and FOFI are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements and FOFI included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements and FOFI are based will occur. By their nature, forward-looking statements and FOFI involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by the COVID-19 pandemic persists or worsens; the risk that the COVID-19 pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in production, whether due to commodity prices or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements and FOFI contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward. The forward-looking statements and FOFI contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the OTCQX Market in the United States under the symbol “OBE” and “OBELF” respectively.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com